Exhibit 99.1

News Release 2016-07-15

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1-703-559-7406

Intelsat Announces Expiration, Final Results and Anticipated Settlement

of Tender Offers for Certain Notes of Intelsat Jackson Holdings S.A.

Luxembourg, July 15, 2016

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced the expiration of the previously announced tender offers (the “Tender Offers”) by Intelsat S.A.’s indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), to purchase its 6 5⁄8% Senior Notes due 2022 (the “2022 Notes”), 5 1⁄2% Senior Notes due 2023 (the “2023 Notes”) and 7 1⁄2% Senior Notes due 2021 (the “2021 Notes,” and together with the 2022 Notes and the 2023 Notes, the “Notes”), for up to $463,000,000 in aggregate cash consideration (excluding accrued and unpaid interest on the Notes and fees and expenses related to the Tender Offers), subject to certain terms and conditions. Settlement will occur on the Final Settlement Date (as defined in the Tender Offer Documents), which is expected to be today, July 15, 2016. As previously disclosed, Intelsat Jackson expects to use the net proceeds from its 9.5% Senior Secured Notes due 2022 issued on June 30, 2016 to fund the Tender Offers.

The Tender Offers were made pursuant to an amended and restated Offer to Purchase dated as of May 17, 2016 (the “Offer to Purchase”), the accompanying amended and restated Letter of Transmittal, and the press releases dated June 1, 2016, June 9, 2016, June 23, 2016, and June 30, 2016, which set forth the terms and conditions of the Tender Offers (collectively, the “Tender Offer Documents”). The Tender Offers expired at 11:59 PM, New York City time, on July 14, 2016. As set forth in the Tender Offer Documents, there are no guaranteed delivery procedures for the Tender Offers.

The principal amounts of each series of Notes that were validly tendered and not validly withdrawn as of 11:59 PM on July 14, 2016 and the principal amounts of each series of Notes to be purchased are specified in the table below.

Title of Security	CUSIP Number	Principal Amount Outstanding Before Tender Offers		Acceptance Priority Level	Principal Amount Tendered	Principal Amount to be Purchased
6 5⁄8% Senior Notes due 2022	45824TAM7	$815,252,000	(1)	1	$757,978,000	$673,454,000
5 1⁄2% Senior Notes due 2023	45824TAP0	$2,000,000,000		2	$1,025,137,000	$0
7 1⁄2% Senior Notes due 2021	45824TAG0	$1,150,000,000		3	$335,941,000	$0

(1)	Excludes approximately $460.0 million aggregate principal amount of 2022 Notes repurchased and cancelled by Intelsat Jackson in 2016.

The amounts of each series of Notes to be purchased pursuant to the Tender Offers were determined in accordance with the acceptance priority levels specified in the Offer to Purchase, with 1 being the highest acceptance priority level. As previously announced, all Notes tendered in the Tender Offers

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and accepted for payment will receive the Total Consideration, which includes the Early Tender Premium (each as defined in the Tender Offer Documents). Notes not accepted for purchase will be promptly returned to the tendering registered holder or holders of the applicable series of Notes.

Questions regarding the Tender Offers may be directed to Guggenheim Securities, LLC at 330 Madison Avenue, New York, New York 10017, Attn: Liability Management Group, Phillip Laroche ((212) 293-3035 (phone) or Phillip.Laroche@guggenheimpartners.com (email)).

This press release does not constitute an offer to purchase securities or a solicitation of an offer to purchase any new securities, or an offer to sell or the solicitation of an offer to sell any securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful. Capitalized terms used in this press release but not otherwise defined herein have the meanings assigned to them in the Tender Offer Documents.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Tender Offer, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Tender Offers.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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